UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE


      November 22, 2005


Via Facsimile (419) 241-6894 and U.S. Mail

Thomas C. Blank
Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43624

Re:	Merchants Bancorp, Inc.
    Schedule 13E-3/A filed November 2, 2005
    File No. 5-80876

    Revised Preliminary Proxy Statement on Schedule 14A filed
November 2, 2005
	File No. 0-49771

Dear Mr. Blank:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Summary Term Sheet, page 1
1. You note that shares of Series A Preferred Stock may be transferred if the transfer does not increase the number of record holders of that class of security. Briefly explain when a transfer would not result in a greater number of record holders.

Amendment to Articles of Incorporation, page 2
2. We note that the Series A Preferred Stock has a finite term that will pay $23.00 per share on the 20th anniversary following the date of issuance. Please revise to more prominently disclose this term of the Series A Preferred Stock on your cover page and throughout your document. More specifically, in the body of your prospectus, explain why you have chosen to have the Series A Preferred stock "mature" and clearly explain that the $23.00 to be received by preferred stock holders upon maturation may not be commensurate with the value of the preferred stock at that time.
3. See comment 1 above. Similarly, revise to more prominently disclose on your cover page and throughout the proxy statement that the Series A Preferred Stock is callable after the fifth year following issuance or in connection with a change in control. Also, revise to disclose the cash consideration that the security holders will receive.

Accounting Treatment, page 6
4. Please revise to disclose the accounting treatment of the merger.
Also, we refer you to the disclosure that the reporting basis of the assets and liabilities will not change. Please reconcile this statement with your pro forma financial statements filed under Appendix E.
Special Factors, page 10

Background of the Merger Proposal, page 10
5. We note your disclosure that in 2004, Merchants retained Austin Associates ("Austin") to assist it in developing a strategic plan for
2005-2007. Please revise to more specifically disclose the date that
Austin was retained. Also, provide a materially complete summary of the strategic plan that was proposed and later adopted by Merchants pursuant to Item 1015 of Regulation M-A. If Austin provided your board with a written report or other materials regarding the strategic plan, this report should be filed as an exhibit to your
Schedule 13E-3.  See Item 1016(c) of Regulation M-A.
6. Please disclose the date that the board engaged Austin to analyze the financial impact and feasibility of going private. Also, expand your disclosure to discuss any actions taken by the company, including management and the board, regarding a potential going private transaction between the time that Austin was retained to develop a strategic plan for the years 2005-2007 in 2004 and the time that the board engaged Austin to analyze the financial impact and feasibility of going private.
7. Please disclose the primary reasons for going private as presented by Rick Maroney of Austin on February 23, 2005.
8. You disclose that Merchants contacted Austin to conduct an analysis to determine a strategic plan and to analyze the financial impact and feasibility of going private. Did Merchants contact Austin exclusively or did Merchants consider other financial advisors? If not, please explain the rationale for not considering other financial advisors. See Item 1015(b) of Regulation M-A.

Certain Consequences of the Merger; Benefits and Detriments to
Affiliated and Non-Affiliated Shareholders, page 30

Negative factors for shareholders receiving Series A Preferred Shares in the Merger, page 33
9. You disclose that a negative factor for shareholders receiving Series A Preferred Shares in the merger is that the securities will contain certain limits on transfer. Please reconcile this statement with your disclosure on page 3 that the preferred stock is freely transferable insofar as it would not increase record ownership.
To
the extent that the "certain limits on transfer" refer to the restriction that the transfer would not increase record ownership, please clarify.
10. In addition to discussing the fact that preferred stockholders will no longer have voting rights, also disclose that the holders of the Series A Preferred Stock will not have total control over the disposal of the securities. Rather, you should discuss the callability and the finite term of the Series A Preferred Stock as negative factors.

Recommendation of our Board of Directors, page 34
11. We refer you to prior comment 30. We note your revised disclosure that the board "relied considerably on the valuation report and fairness opinion provided by Austin," however, it is unclear whether the board has adopted the analysis of Austin in arriving at its determination that the transaction is substantively fair. If true, please revise to specifically state that the board adopted the analysis of Austin. If the Board did not adopt the analysis of Austin, please revise to include a discussion of the basis for the board`s fairness determinations including each of the factors in Instruction (2) to Item 1014 of Regulation M-A. In this regard, it does not appear that the board addresses the net book value or the going concern value. If these factors were not considered, or were considered but not deemed material in the context of this transaction, this in itself may be material to stockholders` understanding of the transaction. See Q&A 20 in SEC Release No. 34-
17719 (Apr. 13, 1981). Please revise to address these factors or explain why they were not material in the context of this transaction.
Source of Funds and Expenses, page 39
12. We note your response to prior comment 35 that you have negotiated the terms of the credit line and that you will finalize arrangements for financing immediately prior to filing your definitive proxy statement. Please revise your disclosure to identify the party that will supply the line of credit to Merchants.
Also, revise to explain whether Merchants has received a letter of intent from the lender and that you plan to finalize the arrangements prior to filing the definitive proxy statement. Further, disclose whether you have any alternative financing plans or arrangements in the event that Merchants is unable to finalize its arrangements prior to the filing of your definitive proxy statement. See item 1007(b)
of Regulation M-A.

Closing
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact me at (202) 551-3456 with any questions. In my absence, you may also contact Christina Chalk, Special Counsel, in the Office of Mergers and Acquisitions, at (202) 551-3263.


Sincerely,


							Jeffrey B. Werbitt
								Attorney Advisor
								Office of Mergers &
Acquisitions







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Thomas Blank, Esq.
November 22, 2005
Page 5